

July 23, 2013

Via E-mail
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

>**RE: Unilever N.V.**
>**Form 20-F for the Year Ended December 31, 2012**
>**Filed March 8, 2013**
>**Form 6-K**
>**Filed March 8, 2013**
>**Response dated July 18, 2013**
>**File No. 1-4547**
>
>**Unilever PLC**
>**Form 20-F for the Year Ended December 31, 2012**
>**Filed March 8, 2013**
>**Form 6-K**
>**Filed March 8, 2013**
>**Response dated July 18, 2013**
>**File No. 1-4546**

Dear Mr. Huet:

We have reviewed your response letter dated July 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The statement provided at the end of your response appears to be provided from Cravath, Swaine and Moore LLP rather than from the company.

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Non-GAAP Measures, page 11

3. We note your response to comment six in our letter dated July 10, 2013. Please help us better understand and correspondingly expand your disclosures to better explain why turnover growth would be measured by the underlying sales growth percentage multiplied by the percentage effect of acquisitions, disposals and exchange rates on a compound basis. It is not clear how this would result in the percentage increase (decrease) in turnover from period-to-period. Please also consider providing us with an example of your calculation to help us better understand.

4. We note your response to comment seven in our letter dated July 10, 2013. Please further expand your disclosures to better explain why sales related to acquired brands in countries in which the acquired brands were not previously sold would be included in underlying sales growth immediately. Please clarify if these are brands that would be attained through acquisitions. If so, please explain why you would not view these to be sales resulting from an acquisition.

Form 6-K Filed March 8, 2013

General

5. Please address the above comments in your Form 6-K, as applicable.

Non-GAAP Measures

Financial Review 2012, page 28

6. We note your response to comment 12 in our letter dated July 10, 2013. You have agreed to expand your consolidated discussion of operating profit and core operating margin to specifically address gross profit or any components of selling and administrative expenses that materially impact operating profit from period to period. We also remind you to quantify the impact of each significant factor that contributes to these material fluctuations. In regards to your segment discussion, segment analysis is usually necessary to enable a reader to understand the consolidated amounts. The analysis does not need to be repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. In this regard, please consider expanding your segment discussion to address the following:
   - Your response to comment 19 indicates that core operating profit represents your measure of segment profit or loss. Please provide a discussion of core operating profit amounts for each segment in addition to your current discussion of core operating margin;
   - Please address gross profit or any components of selling and administrative expenses that materially impact segment core operating profit from period to period;
   - Please address and quantify any significant factors that materially impact your segment core operating profit and core operating profit margin percentage from period to period; and
   - To the extent a particular product materially impacted the turnover of a material segment, please address the product in your segment discussion of underlying sales and volume growth.
   Refer to Financial Reporting Codification 501.06.

7. We note your response to comment 13 in our letter dated July 10, 2013. Your proposed disclosures only specifically refer to the impact of vegetable oil prices in the Foods segment. Please address the financial impact of any additional commodities on which you heavily rely and the corresponding segments that rely on these even if the impact of the cost increases on gross margin were offset by other factors. Please also provide additional clarity as to which significant commodities you hedge your exposure to future commodity purchases with commodity derivatives.

Non-GAAP Measures

Free Cash Flow (FCF), page 34

8. We note your response to comment 11 in our letter dated July 10, 2013. Given that you believe free cash flow to be a measure of cash available for distribution amongst all security holders of the Unilever Group or to fund your strategic initiatives, it is not clear how you

determined free cash flow would not be considered to be a liquidity measure. Please advise or revise your disclosures as necessary.

Consolidated Statement of Changes in Equity, page 87

9. We note your response to comment 18 in our letter dated July 10, 2013. In a similar manner to your presentation of movements during the year in the currency translation reserve on page 114, please provide an analysis of each of the other comprehensive income items in the statement or in the notes to the financial statements as required by IAS 1.106A.

Notes to the Financial Statements

Note 2. Segment Information, page 92

10. We note your response to comment 21 in our letter dated July 10, 2013. In a similar manner to your response, please disclose the basis of accounting for any transactions between reportable segments or tell us where these disclosures are currently located.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief